SANDVIK

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

Our date

2007-01-08

Your date

Our reference

Your reference

07020631

SUPPL

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik completes acquisition of Metso Powdermet AB, dated 2 January 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED

JAN 31 2007

THOMSON FINANCIAL

SEC-brev 061004 Chile MIneros

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB	Reg.No 556000-3468		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik completes acquisition of Metso Powdermet AB

Sandvik announced on 23 November, 2006, that it had reached an agreement with the Finnish Metso Corporation covering the acquisition of Metso Powdermet AB. The acquisition was expected to be completed prior to the end of 2006.

This acquisition was now completed on 29 December, 2006 in line with the plan.

Sandviken, 2 January 2007

Sandvik AB; (publ)

For further information contact Jan Lissåker, Vice President, Investor Relations, Sandvik AB, +46 (0)26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 39,000 employees in 130 countries, with annual sales of approximately SEK 63,000 M.

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of advanced alloys and ceramic materials. The business area delivers innovative products and system solutions to a broad range of industries with high demands on security, performance and productivity. Annual sales are about SEK 17,000 M with 8,400 employees. The product areas comprises Tube, Strip, Wire, Kanthal and Process Systems.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB			
Group Communications	Reg.No 556000-3468		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43